SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to the request for clarification from BM&FBovespa about the article published in the magazine Valor Econômico, on November. 4, 2009, entitled "Eletrobrás provides financial help of approximately R$12 billion to its subsidiaries", we hereby clarify that:

the value of the loans from Eletrobrás to its controlled companies, mentioned in the article, is part of the finance portfolio of Eletrobrás as disclosed in the financial statements of Eletrobrás shown in Exhibit II with their average interest rates;

regarding the expected increase in the flow of dividends from subsidiaries, this fact is due to Eletrobrás' plan to alter its systems (Plano de Transformação do Sistema Eletrobrás) which is aims to achieve a synergy between costs and revenues among companies considering the current financing and investments in progress.

“GAE/CAEM 2.399-09
November 04, 2009

Centrais Elétricas Brasileiras S.A. – Eletrobrás

Investors Relations Director
Mr. Astrogildo Fraguglia Quental

Dear Sirs:

In an article published in the Valor Econômico, on November 4, 2009, under the title “Eletrobrás relieves its subsidiaries of approximately R$ 12 billion”, it is mentioned, among other information:
- with the capital increase in its subsidiaries, the holding company eliminates a considerable part of its subsidiaries’ debt, who will save R$2 billion per year relating to debt service and interest due to the parent company;
- Eletrobrás expects to receive approximately R$30 billion in dividends in the next ten years, improving the capital structure of the whole company.

We request clarifications about the above mentioned article, as well as other information considered to be important.

Sincerely,

Nelson Barroso Ortega
Head of Compay Follow-up
BM&FBovespa S.A. –
Fone: (011) 2565-6063 / 2565-7222”

Rio de Janeiro, November 04, 2009

Astrogildo Fraguglia Quental
Financing and Investors Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.